evotec

#RESEARCHNEVERSTOPS

Quarterly Statement
first quarter

'23

Publication date: 12 May 2023

For further information, please contact: *Volker Braun, SVP Head of Global Investor Relations & ESG, volker.braun@evotec.eu, M. +49.(0)151.1940 5058, www.evotec.com*

HIGHLIGHTS

- *STRONG START INTO THE YEAR ACROSS ALL BUSINESS AREAS*
- *EXPANSION OF NEUROSCIENCE PARTNERSHIP WITH BRISTOL MYERS SQUIBB AND PROGRESS IN STRATEGIC PROTEIN DEGRADATION PARTNERSHIP*
- *JUST – EVOTEC BIOLOGICS ENTERS PARTNERSHIP WITH SANDOZ IN BIOSIMILARS (AFTER PERIOD-END)*
- *FY GUIDANCE AND MID-TERM TARGETS "ACTION PLAN 2025" UNCHANGED*
- *REMEDIATION PROCESS OF CYBER-ATTACK FROM 06 APRIL 2023 ONGOING*

TOGETHER FOR MEDICINES THAT MATTER

- Expansion and extension of neuroscience partnership with Bristol Myers Squibb ("BMS")
- Key scientific achievements in strategic protein degradation partnership with BMS
- Strategic collaboration with Janssen for immune-based therapies
- Just – Evotec Biologics enters new strategic long-term partnership with Sandoz to leverage J.POD continuous bioprocessing technologies for biosimilars (after period-end)
- Expansion of integrated multi-target drug discovery agreement with Related Sciences; strong growth momentum in all areas, e.g., new integrated drug discovery & development collaboration with MC Sciences, finalist at the BIO international start-up stadium, extension of ongoing work with portfolio companies Breakpoint Therapeutics and Dark Blue Therapeutics
- New grant from The Bill & Melinda Gates Foundation for drug discovery in tuberculosis ("TB")
- Strategic decision by Bayer to discontinue co-owned clinical assets in women's health, rights will return to Evotec (after period-end)

CORPORATE

- Laetitia Rouxel takes over as Chief Financial Officer from Enno Spillner effective 01 April 2023 (after period-end)
- Cyprotex US, LLC, the US site of Cyprotex, a wholly owned subsidiary of Evotec, has completed its relocation from Watertown, MA to a new state-of-the-art facility in Framingham, MA
- Evotec responds to cyber-attack discovered on 06 April 2023 (after period-end)
- Cyber-attack related exclusion from MDAX membership anticipated to be temporary until June

BUSINESS OUTLOOK FOR FULL-YEAR 2023 UNCHANGED AND MID-TERM TARGETS 2025 CONFIRMED

- Group revenues expected to be in a range of € 820 – 840 m, or € 835 – 855 m at current exchange rates (2022: € 751.4 m).

- Adjusted Group EBITDA expected to be in the range of € 115 – 130 m (€ 125 – 140 m at constant exchange rates) (2022: € 101.7 m).
- Unpartnered research and development expenses expected to be in a range of € 70 – 80 m (2022: € 70.2 m)
- Mid-term goals target revenue growth to > € 1,000 m, adjusted EBITDA of ≥ € 300 m and unpartnered research and development expenses of > € 100 m by 2025

Evotec expects a fast return to full productivity, and business recovery. However, in light of the cyber-attack that occurred on 06 April 2023, there could be a potential impact on the aforementioned guidance. Management will continue to monitor the situation and provide updates in subsequent reporting. With the publication of the audited Annual Report 2022 made today, Evotec expects to fulfil the criteria to be reinstated by Deutsche Börse/Qontigo in the relevant stock indices (MDAX, TecDAX, Prime All Share, LTecDAX, Technology All Share and CDAX). The Company anticipates the re-entry on 19 June on the grounds of the Fast Entry evaluation due on 05 June.

OPERATIONAL HIGHLIGHTS

Expansion and extension of neuroscience partnership with Bristol Myers Squibb ("BMS")

In March, Evotec announced a significant expansion and long-term extension of the Company's strategic neurodegeneration partnership with BMS, based on the success achieved since first entering the partnership in 2016.

Evotec and Bristol Myers Squibb (formerly "Celgene") initiated the collaboration in 2016 to identify disease-modifying treatments for a broad range of neurodegenerative diseases. This partnership pursues an innovative approach to the discovery and development of novel medicines by leveraging several of Evotec's modality-agnostic precision medicine platforms.

Evotec was awarded a $ 50 m upfront payment (received early April), undisclosed license and performance milestone payments, as well as tiered royalties up to low double-digit percentages on product sales. Including the upfront and downstream performance milestone payments, the overall transaction results in a deal potential of $ 4 bn.

Key scientific achievements in strategic protein degradation partnership with BMS

In March, Evotec announced progress within the Company's strategic partnership with Bristol Myers Squibb relating to building a molecular glue-based pipeline. Since the expansion of the partnership in May 2022, Evotec has significantly scaled up its activities to develop highly promising compounds from Bristol Myers Squibb's industry-leading library of cereblon E3 ligase modulators ("CELMoDs™"). The partnership continues to deliver on its goal to build a leading pipeline of novel molecular glue degraders, targeting high-value targets in the field of oncology and beyond. Performance-based and programme-based achievements trigger payments of in total $ 75 m to Evotec.

Strategic collaboration with Janssen for immune-based therapies

In January, Evotec announced a strategic collaboration and licence agreement with Janssen Biotech, Inc. ("Janssen"), one of the Janssen Pharmaceutical Companies of Johnson & Johnson. The collaboration focuses on the development of first-in-class targeted immune-based therapies for oncology, which will ultimately be commercialised by Janssen.

The collaboration leverages Evotec's integrated discovery and development capabilities and manufacturing optimisation processes, including an option for the GMP manufacture of the immune-based therapies. In addition to research funding, Evotec is entitled to an undisclosed upfront payment (which was received in April), success-based research and commercial milestones exceeding $ 350 m as well as tiered royalties on products resulting from the collaboration.

Just – Evotec Biologics enters new strategic long-term partnership with Sandoz

On 9 May 2023 (after period-end), Just – Evotec Biologics launched a multi-year, long-term tech partnership with Sandoz for the immediate development and subsequent commercial manufacturing of a defined portfolio of biosimilar molecules.

The partnership includes the non-exclusive in-licensing of Just – Evotec Biologics' proprietary technology by Sandoz, including an option to build its fully-owned S.POD facility (in essence, a clone of Just – Evotec Biologics' state-of-the-art J.POD facilities).

Just – Evotec Biologics will receive a double-digit-million upfront and future payments dependent on successful development progress of up to US$ 640m as well as additional undisclosed payments dependent on

progress into commercial manufacturing and exercising the S.POD option.

The development of the biosimilars will ramp up over the coming 12-18 months in a highly collaborative fashion at the Just – Evotec Biologics' J.POD facilities.

In addition, this partnership will set a precedent for Sandoz as a first partner being able to in-license, non-exclusively, the Just – Evotec Biologics' proprietary J.DESIGN platform process development and continuous manufacturing technology and build a state-of-the-art, fully owned 'S.POD' facility in the latter part of this decade. To secure industry leading performance, the Just – Evotec Biologics team will support design, construction, onboarding, and training of the Sandoz team to achieve the full desired potential with impact on cost, speed, and quality in the field of biosimilars.

Expansion of integrated multi-target drug discovery agreement with Related Sciences

In February, Evotec announced an expansion and extension of the integrated multi-target drug discovery agreement with data-driven biotech creation firm, Related Sciences ("RS"). Launched in early 2021, the Evotec-RS partnership brings together a unique set of complementary capabilities to efficiently select, discover, and develop new, precisely targeted medicines for unmet patient needs.

To bolster the growing portfolio of more than 15 discovery-stage assets, the partners have expanded the collaboration. In addition to substantial investment from RS and its companies to finance all Evotec-led research and discovery efforts across the portfolio of promising new drug programmes, Evotec is eligible to receive milestones, royalties, and a founding equity stake in all RS assets developed under the partnership.

New grant from The Bill & Melinda Gates Foundation for drug discovery in TB

In March, Evotec announced that the Company received a grant from The Bill & Melinda Gates Foundation for the discovery of novel drugs against tuberculosis ("TB"). The $ 6.6 m-grant is the second award from the foundation to Evotec supporting TB drug discovery, and allows the Company to progress a portfolio of TB drug discovery projects that have the potential to contribute to a universal, shorter, safer and simpler TB drug regimen.

Bayer takes strategic decision to discontinue clinical development of two co-owned assets in women's health

As part of its Q1 presentation given on 11 May (after period-end), Bayer communicated a decision to discontinue clinical developments of two co-owned clinical assets in the field of women's health. As a consequence of Bayer's decision, Evotec regains the rights to these assets and will evaluate all options for them.

Cyprotex US, LLC relocates to Framingham, MA, USA

In February, Evotec announced that Cyprotex US, LLC, the US site of Cyprotex, completed its relocation from Watertown, MA to a new state-of-the-art facility in Framingham, MA, paving the way for significant further growth of its ADME-Tox services business for US-based customers.

The Framingham facility comprises the latest liquid handling automation and mass spectrometry technologies and was inaugurated on 27 April (after period-end) with a Grand Opening ceremony.

Strong start into the year

Since the cyber-attack was discovered after the end of the first quarter, the Company's Q1 results remain materially unaffected and saw a strong start into the year. Scale and scope of the aforementioned transactions were materially larger than in the comparable period 2022.

FINANCIAL OUTLOOK

Guidance for full-year 2023 unchanged, potential non-recurring impact of cyber-attack not reflected, yet.

In 2023, Evotec expects revenues of € 820 – 840 m based on current exchange rates of major currencies (esp. USD; GBP). Based on constant exchange rates compared to 2022, Group revenues are expected to increase to € 835 – 855 m. This assumption is based on the current orders on hand, foreseeable new contracts and the extension of contracts as well as prospective milestone payments. Furthermore, the forecast takes account – as far as possible – of the potential impact of current global uncertainties.

Adj. EBITDA is expected to be in a range of € 115 – 130 m. This projection considers the strong order book, an improving revenue mix, but also increasing expenses for wages, materials, energy, promising R&D projects, the adoption of organisation structures to ensure sustainable growth, and the continued ramp-up of the Just – Evotec Biologics business via the remaining investments in the further expansion of the J.POD capacity in the US and the construction of a second J.POD in Europe (Toulouse, France). At constant currencies, Evotec expects the adjusted Group EBITDA to grow to € 125 – 140 m.

In light of the cyber-attack that occurred on 6 April 2023, there could be a potential impact on the aforementioned guidance. Management will continue to monitor the situation and provide updates in subsequent reporting.

Evotec's activities are all related to R&D. Aside from the partnered and funded R&D, Evotec will continue to strongly invest in its own unpartnered R&D to further expand its long-term and sustainable pipeline of first-in-class projects and platforms. Evotec expects unpartnered R&D investments in this area between € 70 and 80 m in 2023.

	Guidance 2023	*Guidance 2023[1] at constant fx*	*Actual 31 December 2022*
Group revenues	€ 820 – 840 m	€ 835 – 855 m	€ 751.4 m
Unpartnered R&D expenses	€ 70 – 80 m		€ 70.2 m
Adjusted Group EBITDA[2]	€ 115 – 130 m	€ 125 – 140 m	€ 101.7 m

1) 2022: €/USD 1.18; €/GBP 0.85

2) EBITDA is defined as earnings before interest, taxes, depreciation and amortisation of intangibles. Adjusted EBITDA excludes changes of contingent consideration, income from bargain purchase and impairments on goodwill, other intangible and tangible assets as well as the total non-operating result

Mid-term targets confirmed

Evotec's Management targets revenues growing to more than € 1,000 m and adjusted EBITDA reaching at least € 300 m by 2025. Furthermore, Evotec underlines once more its commitment to innovation and thus plans to increase investments in R&D to more than € 100 m by 2025.